  As filed with the Securities and Exchange Commission on April 8, 1999

                                                Registration No. 333-73097
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                             INFOCURE CORPORATION
            (Exact Name of Registrant as Specified in its Charter)

                                --------------

       Delaware                      7372                      58-2271614
   (State or other            (Primary Standard             (I.R.S. Employer
   Jurisdiction of                Industrial                 Identification
   Incorporation or          Classification Code                 Number)
    Organization)                  Number)

                         1765 The Exchange, Suite 450
                            Atlanta, Georgia 30339
                                (770) 221-9990
  (Address, Including Zip Code and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                               LANCE B. CORNELL
                        Senior Vice President--Finance
                            Chief Financial Officer
                         1765 The Exchange, Suite 450
                            Atlanta, Georgia 30339
                           Telephone: (770) 221-9990
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                  Copies to:

                            Oby T. Brewer III, Esq.
                            Lauren Z. Burnham, Esq.
                       MORRIS, MANNING & MARTIN, L.L.P.
                         1600 Atlanta Financial Center
                           3343 Peachtree Road, N.E.
                            Atlanta, Georgia 30326
                           Telephone: (404) 233-7000
                           Facsimile: (404) 365-9532
                                --------------

  Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement until October 23, 2000 or until such earlier time that all of the shares registered hereunder have been sold.
  If the only securities being registered in this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

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


                             4,224,476 Shares

                              InfoCure Corporation

                               ----------------

                                  Common Stock

   These shares of common stock are being offered by the selling stockholders identified in this prospectus. InfoCure Corporation issued the shares to the selling stockholders in connection with financing transactions and acquisitions. See "Issuance of Common Stock to Selling Stockholders." The selling stockholders may sell these shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in certain privately negotiated transactions. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution." InfoCure will not receive any portion of the proceeds from the sale of these shares. Each of the selling stockholders may be deemed to an be "Underwriter," as that term is defined in the Securities Act of 1933, as amended. InfoCure Corporation's common stock is traded on the Nasdaq Stock Market under the symbol "INCX."

   Investing in the common stock involves certain risks. See "Risk Factors" beginning on page 3.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                   The date of this prospectus is      , 1999

                               TABLE OF CONTENTS

Incorporation of Certain Documents By Reference.............................   i
Where You Can Find More Information.........................................  ii
InfoCure Summary............................................................   1
Risk Factors................................................................   3
Use of Proceeds.............................................................  11
InfoCure Background.........................................................  11
Issuance of Common Stock to Selling Stockholders............................  12
Plan of Distribution........................................................  12
Selling Stockholders........................................................  14
Legal Matters...............................................................  18
Experts.....................................................................  18

   InfoCure has not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   This prospectus is part of a registration statement on Form S-3 that InfoCure filed with the Securities and Exchange Commission. This prospectus does not contain all the information in that registration statement. For further information with respect to InfoCure and the securities offered by this prospectus, you should review the registration statement. You can obtain the registration statement from the SEC and the Nasdaq Stock Market at the public reference facilities we refer to below.

   The SEC allows InfoCure to "incorporate by reference" information into this prospectus. This means that InfoCure may refer you to important information about InfoCure provided in other documents on file with the SEC. The information incorporated by reference is considered to be part of this prospectus, unless that information has been updated in this prospectus. In addition, InfoCure may, from time to time, update information contained in this prospectus or in another document that is incorporated by reference. Whenever InfoCure files a document with the SEC that updates information in this prospectus or in any other document incorporated by reference, the new information will be considered to replace the old information. Any statement in this document that is subsequently updated will no longer be considered a part of this prospectus.

   The following documents are incorporated by reference into this prospectus:

                      Filing                                  Period
                      ------                                  ------
Registration Statement on Form SB-2 (with respect
 to the audited financial statements contained
 therein) .......................................  Effective July 10, 1997
Definitive Proxy Statement (with respect to the
 description of executive compensation contained
 therein)........................................  Filed on April 30, 1998
Annual Report on Form 10-KSB.....................  Year Ended December 31, 1998
Current Report on Form 8-K (relating to the
 RADMAN acquisition).............................  Dated January 6, 1999
Registration Statement on Form 8-A (with respect
 to the description of the common stock contained
 therein.........................................  Filed on January 28, 1999
Current Report on Form 8-K (relating to the
 OMSystems merger)...............................  Dated February 9, 1999

   All documents filed by InfoCure pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the registration statement containing this prospectus are also incorporated by reference into this prospectus as of the date such documents are filed with the SEC.

   On request, InfoCure will provide, at no cost to each person who receives a copy of this prospectus, a copy of any or all of the documents incorporated by reference into this prospectus. InfoCure will not provide exhibits to any of such documents, however, unless such exhibits are specifically incorporated by reference into this prospectus. Written or telephonic requests for such copies should be addressed to InfoCure's principal executive offices, attention: Lance
B. Cornell, Senior Vice President--Finance and Chief Financial Officer, 1765 The Exchange, Suite 450, Atlanta, Georgia 30339, telephone number (770) 221-9990.

                      WHERE YOU CAN FIND MORE INFORMATION

   InfoCure files reports, proxy statements and other information with the SEC. InfoCure has filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended to register the offering of the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. Prospective investors may read and copy the registration statement and its exhibits and schedules without charge at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Prospective investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, InfoCure is required to file electronic versions of these documents with the SEC through the SEC's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The SEC maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

                             INFOCURE SUMMARY

   This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all of the information that you should consider before investing in our common stock. We encourage you to read the entire prospectus carefully, including the section entitled "Risk Factors." In this prospectus, "InfoCure," "we," "our," and "us" refer to InfoCure Corporation and its consolidated subsidiaries.

Our Business

   We are a leading national provider of healthcare practice management software products and services. Our wide range of practice management software automates the administrative, financial and clinical information management functions for doctors, dentists and other healthcare practitioners. We also provide our customers with ongoing maintenance and support, training and electronic data interchange services. These products and services are designed to increase the quality and reduce the cost of providing care by enabling physicians to manage their practices more efficiently. Our goal is to become the leading provider of practice management systems to targeted healthcare practice specialties. These specialties include:

   . anesthesiology         . oral and maxillofacial surgery

   . dermatology            . podiatry

   . emergency medicine     . orthodontics

                            . radiology

                            . pathology


We believe that our ability to offer state-of-the-art software products that serve the specific needs of these healthcare practice specialties and our ability to sell additional products and services to our existing customer base will help us achieve this goal. As of March 26, 1999, 11,081 customer sites had installed InfoCure systems. These sites represent approximately 65,000 healthcare providers, and we have systems installed in all 50 states.

   Our business model is designed to grow the sales of software systems and to increase recurring revenue from ongoing maintenance and support and electronic data interchange services. As a result of this model, approximately 50% of total revenue is currently recurring in nature. We focus on growing our installed customer base through new system sales and acquisitions. Since October 1997, we have acquired eleven practice management systems vendors.

Our Products and Services

   Our systems provide significant benefits that enable customers to manage their practices more efficiently. Our customers are able to choose from a menu of features and functions most essential to their practices, primarily in the following areas:

   . administrative management;

   . financial management; and

   . clinical information management.

   This approach of providing a menu of features and functions enables healthcare practitioners to configure products that serve their specific needs. In addition, we have significant opportunities to sell additional products and services to our installed customer base.

   We have recently commenced a program emphasizing and broadening the electronic data interchange service capabilities we provide to our customers. Electronic data interchange allows practitioners to verify insurance eligibility, receive appropriate referrals, submit claims and receive reimbursement electronically. We believe that greater utilization of electronic data interchange and the resulting increase in the number of "paperless" transactions will improve the efficiency of healthcare providers. We also believe that fees generated from these services will be a significant source of recurring revenue. In addition to electronic data interchange services, we have recently begun to offer InfoMine decision support software. Using InfoMine, practitioners can quickly analyze the performance of their practices, including information regarding the profitability of contractual relationships with third-party payors.

Strategies

   Our objective is to become the leading provider of advanced, specialty-specific practice management systems within targeted healthcare specialties. Our principal strategies to achieve this objective include:

   . continue to take advantage of niche market opportunities;

   . cross-sell our services and pursue opportunities with existing customers;

   . expand the features of products and services offered;

   . establish a national marketing identity; and

   . take advantage of economies of scale.

   Our principal offices are located at 1765 The Exchange, Suite 450, Atlanta, Georgia 30339, and our telephone number is (770) 221-9990.

                                  RISK FACTORS

   You should carefully consider the following factors and other information in this prospectus before deciding to purchase shares of our common stock.

Difficulties Integrating Acquired Businesses May Diminish Benefits Expected from Our Acquisition Strategy

   The successful integration of the businesses we acquire is critical to our future success. Integrating the management and operations of the businesses we acquire is time consuming, and we cannot guarantee that we will achieve any of the anticipated synergies and other benefits expected to be realized from the acquisitions, including those reflected in our unaudited pro forma combined financial data. We may face any one or more of the following difficulties:

  . difficulty integrating the financial, operational and administrative functions of acquired businesses;

  . difficulty integrating the products of acquired businesses;

  . delays in realizing the benefits of our strategies for an acquired business;

  . diversion of management's attention from our existing operations;

  . difficulty operating in markets in which we have little prior experience;

  . inability to retain key employees necessary to continue the operations of the acquired businesses; or

  . acquiring businesses with unknown liabilities, problems related to the year 2000, software bugs or adverse litigation and claims.

   The inability to successfully integrate our acquisitions and reduce our operating expenses could have a material adverse effect on future results and could negatively impact our ability to acquire other businesses or otherwise execute our business strategy.



We May Face Claims Related to Year 2000 Problems

   Many installed computer systems and software products are designed to accept and process year codes with only two digits in their date fields. These systems and products may not operate properly when required to distinguish dates occurring on or after January 1, 2000 from dates in the 1900's. If our software products are not able to make this distinction, our customers may make claims against us which may result in significant costs and uncertainty.



   We believe we have identified most of our year 2000 readiness issues. We have concluded tests for substantially all of our products that we will continue to sell or support. We have determined that a majority of these products are ready for the year 2000. With respect to the rest of the products that we will continue to sell or support, we believe that we can modify these products so that they will be ready for the year 2000 by July 1999, but we cannot guarantee that they will be. We could experience delays or failures in developing or implementing the required modifications. For older products that we no longer sell or support, we have attempted to notify all known users of these products that these products generally are not ready for the year 2000 and that we have no plans to make them ready for the year 2000. We cannot guarantee that we will be able to contact all such users.

   As part of our effort to make our products ready for the year 2000 and to help our customers make their systems that use our products ready for the year 2000, we have offered our customers various alternative forms of products and assistance, including year 2000 information and diagnostic tools, software patches, product upgrades and replacement products. We cannot guarantee that these tools, patches, upgrades or replacement products will solve all material year 2000 problems with our products or our customers' systems. In addition, we cannot guarantee that claims will not be brought against us alleging that we harmed customers by failing to provide all of the information, tools, patches, upgrades or replacement products required to solve all material year 2000 readiness problems.


Our Financial Statements May Reflect Charges Associated with Acquisitions and Other Events

   Our financial statements reflect numerous special charges and expenses associated with acquisitions, corporate restructurings and compensation. Our financial statements for the year ended December 31, 1998 reflect a total of $17.3 million of such charges. Our future activities may cause us to incur additional similar charges which would have the effect of reducing our future earnings. Any such charges may also cause us to fail to meet analysts earnings expectations which would cause the trading price of our common stock to drop. Moreover, the SEC has recently required companies to reduce the amount of such charges and to restate previously issued financial statements. If the SEC were to require us to restate our financial statements, the announcement of such a restatement could have an adverse effect on the trading price of our common stock.


We May Have Difficulties Managing Our Growth and Hiring Qualified Employees

   Our growth places a significant strain on our management and operations. Our future growth will depend, in part, on our ability to implement and expand financial control systems, train and manage our employee base and provide support and services to an increasing customer base. Key personnel have recently joined InfoCure, and none of our officers has had significant experience in managing a large, public company. Our success is dependent to a significant degree on our ability to hire, retain and motivate sales, marketing and technical employees. We believe that there is a shortage of, and significant competition for, personnel with the advanced technological, managerial and marketing skills necessary in our business. Our ability to implement our growth strategy could be adversely affected by an inability to hire and maintain additional qualified personnel.

Our Growth May Be Limited by Difficulties Implementing Our Acquisition Strategy

   We intend to pursue acquisitions of businesses, product lines and technologies that are complementary to our business. Our ability to grow through acquisitions will be limited by:

  . lack of suitable acquisition candidates at acceptable acquisition prices;

  . lack of capital to complete acquisitions; and

  . a material decline in the market value of our common stock; or

  . increased competition for acquisition candidates.

   Any one of these risks could limit our growth and have a material adverse effect on our business. See "--Difficulties Integrating Acquired Businesses May Diminish Benefits Expected from Our Acquisition Strategy."

Operating Results May Vary and in the Past We Have Experienced Losses

   Our operating results may vary significantly from quarter to quarter. Thus, operating results for any particular quarter are not necessarily an indication of future results. In addition, we have experienced historical losses. Our operating results are influenced by such factors as:

  . the timing of and charges associated with completed acquisitions or other events;

  . changes in customer purchasing patterns;

  . competition;

   . the timing of sales;

   . the timing of and cost related to new product introductions and upgrades;

   . the length of sales cycles;

   . the time required to install products; and

   . the levels of advertising and promotional expenditures.

   We operate without any significant backlog of product orders. A majority of the revenue realized in a quarter results from orders received or services rendered in that quarter. Therefore, it is difficult to forecast revenue from system sales. The sales and installation efforts for our AS/400 products are more expensive and require more time than for our Windows-based products. Moreover, sales of AS/400 products occur less frequently than sales of our Windows-based products, but typically result in greater revenue per sale. In addition, we recognize substantially lower margins on hardware sales relative to software sales. Fluctuations in sales of hardware relative to sales of software may negatively affect our operating margins in a particular quarter.


Competition Could Reduce Revenue from Our Products and Services

   Currently, the practice management systems industry in the United States is characterized by a large number of relatively small, regionally-focused companies and a few national vendors. It is anticipated that additional competitors are likely to enter the practice management systems market as it expands. Some of our national competitors have greater financial, development, technical, marketing and sales resources than we have. If competition in the practice management systems industry intensifies, we may be required to lower the prices we charge for our products and services. This may have a material adverse effect on future results.







We Must Protect Our Trade Secrets

   We rely on a combination of trade secrets, copyright and trademark laws, license agreements, nondisclosure and other contractual provisions and technical measures to protect our proprietary rights. Our software technology is not patented and existing copyright laws offer only limited practical protection. In addition, we generally have not entered into confidentiality agreements with our employees. We cannot guarantee that the legal protections that we rely on will be adequate to prevent misappropriation of our technology. Also, these protections do not prevent independent third-party development of competitive products or services. We believe that our products, trademarks and other proprietary rights do not infringe upon the proprietary rights of third parties. However, we cannot guarantee that third parties will not assert infringement claims against us in the future or that any such assertion will not require us to enter into a license agreement or royalty agreement with the party asserting a claim. Regardless of the outcome of any such legal proceedings, responding to and defending against any such infringement claim may require significant management resources and otherwise have a material adverse effect on future results.

Our Products May Not Be Accepted By Customers

   Evolving healthcare industry standards, technological advances in software and hardware, and changes in customer demands require significant ongoing expenditures for the development and timely introduction of new products and enhancements. We cannot guarantee that we will successfully develop new products or enhancements of existing products that will satisfy the needs of customers. In addition, our InfoMine product may not be widely accepted by our customers. Our failure to gain market acceptance of new products and enhancements by both existing customers and new customers would adversely affect our revenue.

We May Have Liability if Our Products are Defective

   While we test our products, they may contain defects or problems. These defects or problems could result in the failure of our customers' systems or the inability of those systems to perform properly. If our products fail to perform properly, we may incur liability or face other claims. We cannot guarantee that we will not be subject to such claims in the future or that contractual limitations on liability will be enforceable. While we have general liability insurance that we believe is adequate, including coverage for errors and omissions, we may not be able to maintain this insurance on reasonable terms in the future. In addition, our insurance coverage may not be sufficient to cover large claims and our insurer could disclaim coverage on claims. If we are liable for an uninsured or underinsured claim or if our premiums increase significantly, our financial condition could be adversely affected. Even unsuccessful claims could result in substantial cost, divert management's attention from our operations and decrease or delay market acceptance of our products.

Our Stock Price is Volatile

   The trading price of our common stock has been highly volatile at relatively low trading volumes since our initial public offering and we expect significant fluctuations to continue. These fluctuations are driven by factors including:

  . quarterly variations in operating results;

  . announcements of acquisitions, technological innovations or new product releases by us or our competitors; and

  . changes in prices of our products or of competitors' products.

   Statements made by industry analysts relating to our competitors have resulted in an immediate adverse effect on the market price of our common stock in the past and could have a similar result in the future. Statements by industry analysts regarding our business or markets could contribute to volatility in the market price of our common stock. In addition, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for the securities of many healthcare information systems companies. These broad market fluctuations may adversely affect the market price of our common stock.

We May Need Acquisition Financing in the Future

   We expect to finance future acquisitions, if any, through cash from operations, our credit facility or other indebtedness, issuances of common stock or other securities, or any combination of these sources. We cannot guarantee that capital will be available on terms acceptable to us, or at all.

Our Success Depends on Our Key Executives

   Our business depends on the continued efforts of our Chief Executive Officer, Frederick L. Fine, and our Executive Vice President, James K. Price. If either of these persons becomes unable or unwilling to continue his role with us, or if we are unable to attract or retain other qualified employees, future results could be adversely impacted. Although we have entered into employment agreements with Messrs. Fine and Price and other key executives, we cannot guarantee that any individual will continue in his present capacity with us for any particular period of time.

The Consolidation of the Healthcare Industry Could Adversely Affect Our Results

   Many healthcare providers are consolidating into larger practice groups with greater market presence. As a result, these providers have greater bargaining power which may lead to declining prices for our products. This could have an adverse effect on our future results. In addition, the consolidation of smaller practice groups may require the resulting larger group to unify its practice management systems. We believe that once a healthcare provider has chosen a particular practice management systems vendor, it will rely on that vendor for its future practice management systems requirements. Thus, the vendor with the broadest market share will have a competitive advantage as consolidation continues. An inability to make initial sales of practice management systems to healthcare providers prior to consolidation or to maintain our existing customer base subsequent to consolidation may have a material adverse effect on future results.

We May be Subject to Changing Government Regulations

   The confidentiality of patient records and the circumstances under which such information may be used or released are subject to increasing state and federal regulation. Regulations governing the healthcare industry are evolving rapidly and are often unclear and difficult to apply. We cannot guarantee that such regulations will not materially restrict the ability of our customers to use our products which could adversely affect our business and future results. In addition, we have not determined the extent to which our practice management software products would be deemed to be subject to regulation by the U.S. Food and Drug Administration. Noncompliance with applicable FDA requirements can result in such things as fines, injunctions, suspension of production, revocation of approvals or clearances previously granted, and criminal prosecution. FDA policies, or other laws or regulations concerning the manufacture or marketing of healthcare information systems, may increase the cost and time required to deliver new or existing products and therefore may have a material adverse effect on future results.




Future Sales Of Shares Could Affect Our Stock Price

   Of the 8.9 million shares of common stock outstanding as of March 26, 1999, only 5.6 million shares are freely tradable. However, upon the effectiveness of the registration statement containing this prospectus and the completion of a public offering of 3.0 million shares of our common stock, there will be 12.9 million shares of common stock outstanding. Substantially all of these shares will be freely tradable. The market price for our common stock could fall dramatically if our stockholders sell large amounts of our common stock in the public market. These sales, or the possibility that these sales may occur, could make it more difficult for us to sell equity or equity-related securities in the future.




Our Certificate of Incorporation and Bylaws and Delaware Law May Inhibit a Takeover of InfoCure

   Certain provisions of Delaware law, our Certificate of Incorporation and Bylaws could, together or separately, have the effect of delaying, deferring or preventing an acquisition of InfoCure and limit the price that investors might be willing to pay in the future for our common stock. These provisions, among other things: (a) authorize our Board of Directors to issue, without further stockholder approval, preferred stock with rights and preferences senior to the rights associated with the common stock; (b) classify the Board of Directors into three classes of directors with each class serving staggered three year terms; and (c) limit stockholders' ability to call or make proposals at stockholder meetings.

                           FORWARD-LOOKING STATEMENTS

   Some of the statements contained in this prospectus contain forward-looking information. These statements are found in the sections entitled "Prospectus Summary" and "Risk Factors." They include statements concerning:

   . our growth and operating strategy;
   . trends in our industry and in healthcare generally; and . trends in government regulation.

   You can identify these statements by forward-looking words such as "expect," "believe," "goal," "plan," "intend," "estimate," "may" and "will" or similar words. You should be aware that those statements are subject to known and unknown risks, uncertainties and other factors, including those discussed in the section entitled "Risk Factors," that could cause the actual results to differ materially from those suggested by the forward-looking statements.

                                USE OF PROCEEDS

   The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling stockholders identified herein. Accordingly, InfoCure will not receive any proceeds from the sale of the shares from the selling stockholders.

                              INFOCURE BACKGROUND

Background

   InfoCure was incorporated in Delaware in November 1996. Prior to July 10, 1997, InfoCure conducted no significant operations and generated no revenue. InfoCure organized its business by combining the operations of six companies acquired on July 10, 1997. On July 10, 1997, InfoCure also completed its initial public offering of 1.4 million shares of common stock at a price to the public of $5.50 per share, resulting in net proceeds to InfoCure of approximately $6.0 million. On January 25, 1999, InfoCure filed with the SEC a registration statement for the proposed sale to the public in an underwritten offering of an estimated 3.0 million shares of common stock.

Acquisitions

   Since July 10, 1997, InfoCure has acquired the following 11 companies:

                                                     Effective     Type of
              Name of Acquired Company                  Date     Acquisition
              ------------------------               ---------- --------------
SoftEasy Software, Inc. ............................ 09/30/1997 Stock Purchase
Commercial Computers, Inc. ......................... 10/01/1997 Asset Purchase
Professional On-Line Computer, Inc. ................ 10/01/1997 Asset Purchase
Pace Financial Corporation.......................... 11/01/1997 Stock Purchase
OPMS, the orthodontic business unit of Halis
 Services, Inc. .................................... 12/01/1997 Asset Purchase
Medical Software Integrators, Inc. ................. 01/01/1998 Stock Purchase
Micro-Software Designs, Inc. ....................... 01/01/1998 Asset Purchase
The Healthcare Systems Division of The Reynolds and
 Reynolds Company................................... 10/23/1998 Asset Purchase
Radiology Management Systems, Inc. (RADMAN)......... 12/23/1998     Merger
Macon Systems Management, LLC....................... 02/12/1999     Merger
OMSystems, Inc. .................................... 02/18/1999     Merger

Series A Preferred Stock Issuance

   On February 9, 1998, InfoCure completed the private placement of 850,060 shares of its Convertible Redeemable Preferred Stock, Series A resulting in gross proceeds to InfoCure of $8.5 million and net proceeds of approximately $7.8 million after payment of selling commissions to the placement agent for the offering and other expenses of the offering. InfoCure granted to the placement agent a warrant to acquire 100,000 shares of InfoCure's common stock at an exercise price of $9.00 per share.

The Institutional Placement

   On September 28, 1998, InfoCure completed the sale of 203,338 shares of common stock in a private placement to an institutional investor for $2.5 million. The investor committed to invest up to an additional $7.5 million upon the exercise by InfoCure of put options through March 28, 2000. Generally, upon exercise of a put option, the investor must tender the amount designated by InfoCure. The number of shares to be issued upon exercise of a put option is determined by dividing this investment amount by an amount (the "Subscription Date Price") equal to 92.5% of the average of the lowest three consecutive trading day closing sale prices of the common stock during the 22 trading days immediately preceding exercise of such put option. Additionally, InfoCure issued the investor a five-year warrant to purchase 100,000 shares of common stock at an exercise price of $23.00 per share.

   Since September 28, 1998, InfoCure has exercised two additional put options, and has issued to the investor an aggregate 431,322 shares for a total investment of $7.0 million. Of the 531,322 shares acquired by the investor to date or issuable upon exercise of the investor's warrant, 369,983 shares are offered hereby and 180,000 shares are offered pursuant to the underwritten offering. Of the 369,983 shares offered hereby, 147,980 shares may be sold by the investor immediately and 222,003 shares are subject to a 90-day lock-up agreement expiring on the 91st day after the date of the prospectus relating to the underwritten offering. See "Issuance of Common Stock to Selling Stockholders."

   InfoCure is required to file a registration statement to register for resale by the investor any shares of common stock issuable upon exercise of subsequent Put Options. With respect to any put option, the investor is entitled to receive additional shares of common stock if the amount determined as 92.5% of the average of the lowest three consecutive trading day closing sales prices of the common stock during the 22 trading days immediately preceding the effective date of any registration statement relating to the shares issued upon exercise of such put option (the "Effective Date Price") is lower than the Subscription Date Price. In such event, the investor will receive that number of additional shares determined by subtracting (x) the investment amount divided by the Subscription Date Price from (y) the investment amount divided by the Effective Date Price. InfoCure has the right to pay cash in lieu of the issuance of additional shares if the closing sales price of the common stock on the effective date is lower than $10.00.

               ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS

   The selling stockholders received their shares of common stock in transactions with InfoCure as follows:

  . 3,016,630 shares of common stock offered hereby were issued in connection with the acquisitions and mergers consummated since July 10, 1997, except with respect to the acquisitions of SoftEasy Software and OPMS which were purchased for cash;

  . 637,465 shares of common stock offered hereby were issued, or are issuable pursuant to warrants granted, in connection with the private placement of $8.5 million of the Series A Preferred; and

  . 299,983 shares of common stock offered hereby were issued, or are issuable pursuant to warrants granted, in connection with the private placement to the institutional investor.

                             PLAN OF DISTRIBUTION

   Shares of common stock covered hereby may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of InfoCure in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares offered hereby in the following ways: (i) on the Nasdaq Stock Market, the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or (ii) in private sales at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale.

   The selling stockholders and any underwriter, dealer or agent who participate in the distribution of such shares may be deemed to be "underwriters" under the Securities Act, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act. InfoCure has agreed to indemnify the Selling Stockholders against certain liabilities arising under the Securities Act.

   Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling stockholders. Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

   InfoCure has advised the selling stockholders that the anti-manipulation rules under the Securities Exchange Act of 1934, as amended, may apply to sales of their shares in the market and to the activities of the selling stockholders and their affiliates. The selling stockholders have advised InfoCure that during such time as the selling stockholders may be engaged in the attempt to sell shares registered hereunder, they will: (i) not engage in any stabilization activity in connection with any of InfoCure's securities; (ii) not bid for or purchase any of InfoCure's securities or any rights to acquire Infocure's securities, or attempt to induce any person to purchase any of InfoCure's securities or rights to acquire InfoCure's securities other than as permitted under the Exchange Act; (iii) not effect any sale or distribution of their shares until after the prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof; and (iv) effect all sales of shares in broker's transactions through broker-dealers acting as agents, in transactions directly with market makers, or in privately negotiated transaction where no broker or other third party (other than the purchaser) is involved.

   The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of their shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.

   In order to comply with the securities laws of certain states, if applicable, InfoCure's common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the common stock may not be sold unless such shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

   Each of the selling stockholders has signed a "lock-up" agreement with the underwriters in the underwritten offering. The lock-up agreements restrict the selling stockholders from selling or otherwise disposing of any of their shares for the period of 90 days immediately following the date of the prospectus issued in connection with the underwritten offering without the prior written consent of The Robinson-Humphrey Company, LLC, the managing underwriter in the underwritten offering; provided, however, that lock-up agreements for holders of 467,805 of the shares provide that such holders may sell up to 124,342 of such shares commencing 30 days following the date of this prospectus. The Robinson-Humphrey Company, LLC may, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in the lock-up agreements.

   InfoCure has agreed to use its best efforts to maintain the effectiveness of this registration statement with respect to the shares of common stock offered hereunder by the Selling Stockholders until the earlier of the sale of such shares or October 23, 2000. No sales may be made pursuant to this prospectus after such date unless InfoCure amends or supplements this prospectus to indicate that it has agreed to extend such period of effectiveness. There can be no assurance that the Selling Stockholders will sell all or any of the shares of common stock offered hereunder.

                              SELLING STOCKHOLDERS

   All of the shares of common stock registered for sale pursuant to this prospectus will be owned immediately after registration by the selling stockholders. None of the selling stockholders is a director or executive officer of InfoCure, except for Richard E. Perlman who is InfoCure's Chiarman. Certain selling stockholders may be non-officer employees of InfoCure. The following table sets forth certain information known to InfoCure with respect to beneficial ownership of InfoCure's common stock as of March 26, 1999 by each selling stockholder. The following table assumes that the selling stockholders sell all of the shares. Since each selling stockholder may choose not to sell his or her shares, InfoCure is unable to state the exact number of shares that actually will be sold.

   Information with respect to "beneficial ownership" shown in the below above is based on information supplied by the respective beneficial owner or by other stockholders as well as filings made with the SEC or furnished to InfoCure and assumes completion of the underwritten offering. For purposes of calculating the percentage beneficially owned, the shares of common stock deemed outstanding include:

  .  8,888,936 shares outstanding as of March 26, 1999;

  . 1,000,070 shares issuable upon the conversion of the 850,060 shares of Series A Preferred;

  . 100,644 shares issuable upon conversion of outstanding convertible notes; and

  . shares issuable by InfoCure pursuant to options, warrants and convertible securities held by the respective person or group which may be exercised or converted within 60 days following the date of this prospectus ("Presently Exercisable Options").

The shares outstanding exclude 47,500 shares that are issuable upon the attainment of vesting goals applicable to restricted stock awards. For each person who beneficially owns shares of Series A Preferred, common stock ownership reflects the conversion of such Series A Preferred shares into shares of common stock at a conversion price of $8.50 per share.

   Presently Exercisable Options are deemed to be outstanding and to be beneficially owned by the person or group holding such options for the purpose of computing the percentage ownership of such person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. Unless otherwise specified, the mailing address of each beneficial owner is c/o InfoCure Corporation, 1765 The Exchange, Suite 450, Atlanta, Georgia 30339.

                                                      Common
                                     Common Stock    Stock to    Common Stock
                                  Beneficially Owned be Sold  Beneficially Owned
                                     Prior to the     in the       After the
                                     Offering(1)     Offering     Offering(1)
                                  ------------------ -------- ------------------
 Name and Address of Beneficial
              Owner               Shares  Percentage  Shares  Shares  Percentage
 ------------------------------   ------- ---------- -------- ------- ----------
 William Herbert Hunt Trust
  Estate(1).....................  548,932    4.2%    315,812  233,120    1.8%
 Reid W. Simmons(2).............  466,036    3.6     465,036    1,000     *
 James D. Davis(2)..............  465,036    3.1     465,036      --     --
 Crescent International
  Limited(3)....................  369,983    2.9     369,983      --     --
 Richard E. Perlman(4)..........  352,055    2.7     110,000  242,055    1.9
 Bailey, Joe M..................    4,354      *       4,354      --     --

                           Common Stock     Common
                           Beneficially    Stock to
                               Owned       be Sold      Common Stock
                           Prior to the     in the   Beneficially Owned
                            Offering(1)    Offering After the Offering(1)
                         ----------------- -------- -------------------------
  Name and Address of
    Beneficial Owner     Shares Percentage  Shares   Shares       Percentage
  -------------------    ------ ---------- -------- ----------   ------------
Ball, George L..........  4,354      *       4,354          --             --
Ball, Susan Huffard.....  4,354      *       4,354          --             --
Barbour, Carol C........  2,176      *       2,176          --             --
Brewster, John C. and
 Marianna...............  2,176      *       2,176          --             --
Chadwick, Michael S.....  2,176      *       2,176          --             --
Cockspur, Inc...........  4,354      *       4,354          --             --
Cohn Holstead, Anne
 Lindsay................  4,354      *       4,354          --             --
Cohn, Bobby Smith.......  4,354      *       4,354          --             --
Cohn, Kirby.............  4,354      *       4,354          --             --
Cohn, Morton A.......... 30,480      *      30,480          --             --
Colville, G.
 Christopher............  2,176      *       2,176          --             --
Cummings, Alan G........  4,354      *       4,354          --             --
Custer, Thomas W........  4,354      *       4,354          --             --
Davis, Charles L.(5)....  1,089      *       1,089          --             --
DeArman, William M......  4,354      *       4,354          --             --
DelHomme, Louis.........  4,354      *       4,354          --             --
Dillard, Max M..........  4,354      *       4,354          --             --
Drury, John E...........  8,709      *       8,709          --             --
Duddlesten, Wayne B.....  8,709      *       8,709          --             --
Elkins Jr., J.A. and
 Margaret W.............  4,354      *       4,354          --             --
Ellis, Leigh and Mimi
 G......................  2,176      *       2,176          --             --
Ener Corporation........  1,089      *       1,089          --             --
Fitch, Don..............  4,354      *       4,354          --             --
Flom, Joseph............  4,354      *       4,354          --             --
Fogarty, William H......  6,220      *       6,220          --             --
Fordham, Scott..........  2,176      *       2,176          --             --
Frost Family I, Ltd.....  4,354      *       4,354          --             --
Gunther, Don J. and
 Rosemary T.............  2,176      *       2,176          --             --
Hagans, Fred............  4,354      *       4,354          --             --
Hamblen III, Tolar......  2,176      *       2,176          --             --
Harter, Steve...........  4,354      *       4,354          --             --
Hebert, L. Carl and
 Edith C................  4,354      *       4,354          --             --
Herbold, William K. and
 Norma Rae..............  2,176      *       2,176          --             --
Higdon Compton
 Insurance..............  2,176      *       2,176          --             --
Hopson, Courtney Lyle
 Cohn...................  4,354      *       4,354          --             --
Hutson, Miles A.........  2,176      *       2,176          --             --
J-All Partnership....... 13,063      *      13,063          --             --
James Ventures, L.P..... 52,252      *      52,252          --             --
Johnson, Walter.........  2,176      *       2,176          --             --
Jones, Austin and
 Margaret...............  4,354      *       4,354          --             --
Jones, Samuel A.........  2,176      *       2,176          --             --
Keenan, Ltd.............  4,354      *       4,354          --             --
Keller, Susan K.........  2,176      *       2,176          --             --
Kinder, Nancy G.........  4,354      *       4,354          --             --
Kinder, Richard D.......  4,354      *       4,354          --             --
Kinney, Robert Larry....  4,354      *       4,354          --             --
Lary, Robert W..........  4,354      *       4,354          --             --

                                                      Common    Common Stock
                                     Common Stock    Stock to   Beneficially
                                  Beneficially Owned be Sold        Owned
                                     Prior to the     in the      After the
                                     Offering(1)     Offering    Offering(1)
                                  ------------------ -------- -----------------
 Name and Address of Beneficial
             Owner                Shares  Percentage  Shares  Shares Percentage
 ------------------------------   ------- ---------- -------- ------ ----------
Lawlor, Michael P. and Helen
 C..............................    4,354      *       4,354   --       --
Lay, Kenneth L. and Linda P.....    8,709      *       8,709   --       --
Lindsey Spicer #1 Trust.........    4,354      *       4,354   --       --
Lindstedt, Roger P..............   17,417      *      17,417   --       --
Malanga, John H. and Jodi F.....    1,155      *       1,155   --       --
McAninch, Ed....................    4,354      *       4,354   --       --
McClanahan, Randy J. and
 Jennifer G.....................    4,354      *       4,354   --       --
McConnell, Michael H............    1,089      *       1,089   --       --
McMaken, Bruce..................    1,089      *       1,089   --       --
Mitchell, Michael...............    2,176      *       2,176   --       --
Moorehead Jr., Donald F.........   13,063      *      13,063   --       --
Moorehead, George...............    2,176      *       2,176   --       --
Moorehead, Shelley B............   13,063      *      13,063   --       --
Morris, Ben T.(6)...............    4,354      *       4,354   --       --
Mundy, John I.(6)...............    2,176      *       2,176   --       --
O'Neill, Katherine Halliday.....    2,176      *       2,176   --       --
O'Quinn, John M.................   17,417      *      17,417   --       --
Platinum Business Investment
 Company, Ltd...................   21,771      *      21,771   --       --
Poarch, Donald L................    2,176      *       2,176   --       --
Quigley, Leroy E................    2,176      *       2,176   --       --
Rauch, Leonard..................    4,354      *       4,354   --       --
Reamer, R.E. Individual
 Retirement Account.............    2,176      *       2,176   --       --
Rimmer, Jr., Roy T..............    4,354      *       4,354   --       --
Rogers, Franelle................    2,176      *       2,176   --       --
Rome, Mark A....................    1,089      *       1,089   --       --
Ross, Rex C. and Adrian T.......    4,354      *       4,354   --       --
Ryan, Nolan.....................    4,354      *       4,354   --       --
Sanders, Brad D.................    2,176      *       2,176   --       --
Sanders, Bret D.................    2,176      *       2,176   --       --
Sanders, Christine M............    2,176      *       2,176   --       --
Sanders, Don A.(6)..............   32,657      *      32,657   --       --
Sanders, Katherine U............   21,771      *      21,771   --       --
Sanders, Laura K................    2,176      *       2,176   --       --
Scott, Stephen D................   21,771      *      21,771   --       --
Slovin, Bruce...................    8,709      *       8,709   --       --
Spicer, Sherri..................    4,354      *       4,354   --       --
Tanglewood Family Limited Part..    2,176      *       2,176   --       --
Tate, Paul and Lara M...........    2,176      *       2,176   --       --
Tompkins, Jack I................    4,354      *       4,354   --       --
Towery, David...................    2,176      *       2,176   --       --
Weir, Don and Julie Ellen.......    2,176      *       2,176   --       --
Weir, Eric G....................    2,176      *       2,176   --       --
Weir, Lisa Dawn.................    2,176      *       2,176   --       --
Wolf Canyon, Ltd................    4,354      *       4,354   --       --
Sanders Morris Mundy Inc.(7)....  100,000      *     100,000   --       --
Finova Capital Corporation(8)...  245,000    1.9     245,000   --       --
Micro-Software Designs,
 Inc.(9)........................  135,000    1.0     135,000   --       --

                                                      Common
                                     Common Stock    Stock to    Common Stock
                                  Beneficially Owned be Sold  Beneficially Owned
                                     Prior to the     in the       After the
                                     Offering(1)     Offering     Offering(1)
                                  ------------------ -------- ------------------
 Name and Address of Beneficial
              Owner               Shares  Percentage  Shares  Shares  Percentage
 ------------------------------   ------- ---------- -------- ------- ----------
 Stockholders who acquired
  shares in the Commercial
  Computers acquisition:
 Willensky, Harvey and
  Marjorie......................  100,664      *     100,664      --     --
 Stockholders who acquired
  shares in the Professional On-
  Line Computer acquisition:
 James R. Hegler Revocable
  Living Trust..................   32,314      *      32,314      --     --
 Phyllis J. Hegler Revocable
  Living Trust..................   32,142      *      32,142      --     --
 Stockholders who acquired
  warrants in the Pace Financial
  Corporation acquisition:
 Black, John M.(10).............  164,000    1.3     164,000      --     --
 Humphrey, Todd J.(11)..........   20,000      *      20,000      --     --
 Stockholders who acquired
  shares in the Medical Software
  Integrators acquisition:
 Warenik, Philip E..............   13,738      *      13,738      --     --
 Stockholders who acquired
  shares in the Rovak
  acquisition:
 Chaney, Patrick................    1,571      *       1,571      --     --
 Hawksford, Thomas E............   26,393      *      26,393      --     --
 Horsfall, Laurelyn ............      440      *         440      --     --
 Horsfall, Richard..............    2,765      *       2,765      --     --
 Malmquist, Jay P...............    4,713      *       4,713      --     --
 Schraut, Brad E................   34,437      *      34,437      --     --
 Vagle, Erik E..................      940      *         940      --     --
 Vagle, Melvin C................   38,607      *      38,607      --     --
 Vagle, Ronald M................  194,289    1.5      77,224  117,065     *
 Stockholders who acquired
  shares in the KComp
  acquisition:
 Bourne, Craig..................    4,186      *       4,186      --     --
 Caputo, Donald E...............      811      *         811      --     --
 Holmes, Steven M...............    5,300      *       5,300      --     --
 Johnson, Dick..................    7,000      *       7,000      --     --
 Kloner, Marc...................  109,587      *     109,587      --     --
 Kubler, Pamela.................      957      *         957      --     --
 Teese, Charles F...............    2,093      *       2,093      --     --
 Stockholders who acquired
  shares in the RADMAN
  acquisition:
 Cheramy, Edward R..............   13,056      *      13,056       --     --
 Maline, David B., M.D..........   12,006      *      12,006       --     --
 Quiat, Barry...................   12,227      *      12,227       --     --
 Sudikoff, Jeffrey P............   13,056      *      13,056       --     --
 The David B. Maline, M.D.
  Profit Sharing Plan and
  Trust.........................   12,006      *      12,006       --     --
 Turkanis, Ellen................    4,441      *       4,441       --     --
 Turkanis-Price Family Trust UTD
  August 27, 1998...............  391,899    3.0     391,899       --     --
 Williams, Robert...............    9,114      *       9,114       --     --

                                    Common Stock     Common     Common Stock
                                    Beneficially    Stock to    Beneficially
                                        Owned        be Sold        Owned
                                    Prior to the     in the       After the
                                     Offering(1)    Offering     Offering(1)
                                  ----------------- --------- -----------------
 Name and Address of Beneficial
             Owner                Shares Percentage  Shares   Shares Percentage
 ------------------------------   ------ ---------- --------- ------ ----------
Stockholders who acquired shares
 in the OMSystems acquisition:
Barnes Family Holdings, LLC.....  52,436      *        52,436   --       --
delaRosa Family Holdings, LLC...  30,796      *        30,796   --       --
Baker, Steve....................   9,728      *         9,728   --       --
Bolton, Harold..................   9,152      *         9,152   --       --
Case, Stephen Anthony...........   8,728      *         8,728   --       --
Garrison, Richard Allan.........   3,775      *         3,775   --       --
Gwaltney, Thomas M., Jr.........   2,379      *         2,379   --       --
Haddad, Michael J...............   3,000      *         3,000   --       --
Hofstetter, Joseph M., Jr.......  30,760      *        30,760   --       --
Hornick, Keith..................   1,888      *         1,888   --       --
Horton, Cyrus William...........   7,000      *         7,000   --       --
Kearney, Thomas L., Jr..........  34,320      *        34,320   --       --
Sentell, Jane Elizabeth.........   1,000      *         1,000   --       --
Sentell, Craig Martin...........  11,000      *        11,000   --       --
Sexton, Jacob Paul..............   3,000      *         3,000   --       --
Stuff, James Robert.............   5,720      *         5,720   --       --
Whitt, Susan F..................   3,775      *         3,775   --       --
                                                    ---------
  Total.........................                    4,224,476
                                                    =========

--------
* Less than one percent.

(1) According to a Schedule 13D filed by The William Herbert Hunt Trust Estate dated February 19, 1998, the Hunt Trust has sole voting and dispositive power as to the shares of common stock. The mailing address of the Hunt Trust is 3900 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas 75201.

 (2) Mr. Simmons and Mr. James Davis were the principals of OMSystems, which merged with InfoCure in February 1999.

 (3) According to a Schedule 13D, as amended, filed by Crescent International Limited dated December 21, 1998, Crescent has sole voting and dispositive power as to the shares of common stock. The common stock total includes 100,000 shares issuable upon exercise of a warrant at an exercise price of $23.00 per share. Crescent's mailing address is c/o Greenlight (Switzerland) SA, 84, Av Louis-Casai, P.O. Box 42, 1216, Geneva, Cointrin, Switzerland.

 (4) Includes (a) 195,691 shares held by Compass Partners, L.L.C., an entity controlled by Mr. Perlman; (b) 110,000 shares issuable to Compass Partners upon exercise of an outstanding warrant at an exercise price of $5.50 per share; (c) 15,000 shares held in a deferred compensation trust on behalf of Mr. Perlman; and (d) 47,364 shares issuable to Mr. Perlman upon the exercise of Presently Exercisable Options.

 (5) Mr. Charles Davis is a vice president of Sanders Morris Mundy Inc., which is an underwriter in the underwritten offering. Mr. Davis was personally involved with the private placement of the Series A Preferred, for which Sanders Morris Mundy Inc. acted as placement agent, and Mr. Davis has been personally involved with the preparation of the underwritten offering.

 (6) Shares beneficially owned by these persons exclude 100,000 shares issuable upon the exercise of a warrant beneficially owned by Sanders Morris Mundy Inc., over which they share the voting and dispositive powers. These persons are principals of Sanders Morris Mundy Inc., which is an underwriter in the underwritten offering and which served as placement agent for the private placement of the Series A Preferred in February 1998.

 (7) Includes 100,000 shares issuable upon the exercise of a warrant at an exercise price of $9.00 per share. Sanders Morris Mundy Inc. is an underwriter in the underwritten offering and served as placement agent for the private placement of the Series A Preferred in February 1998.

 (8) Finova Capital Corporation is a lender to InfoCure.

 (9) Micro-Designs was acquired by InfoCure in January 1998.

(10) Includes 164,000 shares issuable upon the exercise of a warrant at an exercise price of $9.13 per share.

(11) Includes 20,000 shares issuable upon the exercise of a warrant at an exercise price of $9.13 per share.

                                 LEGAL MATTERS

   The validity of the issuance of the shares of the common stock offered hereby will be passed upon for InfoCure and the Selling Stockholders by Morris, Manning & Martin, L.L.P., Atlanta, Georgia. Employees of Morris, Manning & Martin, L.L.P. own an aggregate 57,760 shares of InfoCure's common stock.

                                    EXPERTS

   The Consolidated Financial Statements of InfoCure as of December 31, 1997 and 1998 and for the year ended January 31, 1997, the eleven months ended December 31, 1997 and the year ended December 31, 1998 incorporated herein by reference have been audited by BDO Seidman, LLP, independent auditors, as set forth in their reports thereon incorporated herein by reference, and are incorporated in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                                    PART II

Item 14. Other Expenses of Issuance and Distribution

      Securities and Exchange Commission registration fee.............. $31,944
      Accountants' fees and expenses...................................   5,000
      Legal fees and expenses..........................................   5,000
      Miscellaneous....................................................   5,000
                                                                        -------
        Total Expenses................................................. $46,944

   All fees other than the SEC registration fee are estimated. None of the expenses of the issuance and distribution of the common stock being offered will be borne by the selling stockholders.

Item 15. Indemnification of Directors and Officers

   InfoCure's Bylaws effectively provide that InfoCure shall, to the full extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as amended from time to time ("Section 145"), indemnify all persons whom it may indemnify pursuant thereto. In addition, InfoCure's Certificate of Incorporation eliminates personal liability of its directors to the full extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended from time to time ("Section 102(b)(7)").

   Section 145 permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit, or proceeding brought by a third party of such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.

   Section 102(b)(7) provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds or (iv) for any transaction from which the director derived an improper benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

Item 16. Exhibits

 Exhibit
 Number                                Description
 -------                               -----------
  3.1    Amended Certificate of Incorporation of InfoCure (incorporated by reference to Exhibit 4.1 filed with InfoCure's Registration Statement on Form S-8) (Registration No. 333-74773.

  3.2    Amended and Restated Bylaws of InfoCure (incorporated by reference to
         Exhibit of the same number filed with InfoCure's Registration
         Statement on Form S-3) (Registration No. 333-71109).

  4.1    See Exhibits 3.1 and 3.2 for provisions of the Amended Certificate of
         Incorporation and Bylaws of InfoCure defining rights of the holders of common stock of InfoCure.

  4.2 Specimen Certificate of shares of common stock (incorporated by reference to Exhibit of the same number filed with InfoCure's
         Registration Statement on Form SB-2) (Registration No. 333-18923).

  5.1 Opinion of Morris, Manning & Martin, L.L.P., counsel to InfoCure, as to legality of the shares being registered.

 23.1    Consent of BDO Seidman, LLP
 23.2    Consent of Morris, Manning & Martin, L.L.P. (included in Exhibit 5.1)

 24.1    Powers of Attorney (included on signature page)

Item 17. Undertakings

   (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c)The undersigned registrant hereby undertakes that:

    (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (ii) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia on the 8th day of April, 1999.

                                              INFOCURE CORPORATION

                                                  /s/ Frederick L. Fine
                                          By: _________________________________
                                              Frederick L. Fine President and
                                                  Chief Executive Officer


   Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

            Signature                        Title                   Date

     /s/ Frederick L. Fine         President, Chief
---------------------------------   Executive Officer and       April 8, 1999
        Frederick L. Fine           Director (Principal
                                    Executive Officer)

                                   Executive Vice
             *                      President, Secretary        April 8, 1999
---------------------------------   and Director
         James K. Price

                                   Chairman, Treasurer and
             *                      Director                     April 8, 1999
---------------------------------
       Richard E. Perlman

                                   Senior Vice President--
             *                      Finance and Chief            April 8, 1999
---------------------------------   Financial Officer
        Lance B. Cornell            (Principal Financial
                                    Officer)

                                   Vice President and
             *                      Director                     April 8, 1999
---------------------------------
        Michael E. Warren

                                   Vice President--Finance,
             *                      Assistant Secretary and      April 8, 1999
---------------------------------   Assistant Treasurer
         Gary W. Plumer             (Principal
                                    Accounting Officer)

                                   Director
             *                                                   April 8, 1999
---------------------------------
         James D. Elliot

                                   Director
             *                                                   April 8, 1999
---------------------------------
        Raymond H. Welsh

*By /s/ Frederick:L. Fine
  ------------------------------

     Frederick L. Fine

      Attorney-in-Fact